UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

On March 6, 2025, a suit was filed against us in the New York state courts alleging that in December 2024 we improperly converted shares of our Series A preferred stock held by the plaintiffs. We received notice of such suit on March 17, 2025. The suit claims that the floor for the conversion price of the Series A preferred stock should not have been adjusted from $0.30 to $40.50 as a result of the cumulative 1:135 reverse stock splits that we enacted in 2024, but rather that such floor should have remained at $0.30. Consequently, the plaintiffs claim that the conversion price for the Series A preferred stock should have been $1.23 instead of the $40.50 at which they were converted. The plaintiffs in this litigation are seeking approximately 1,016,000 of our common shares as well as liquidated damages on the date of their filing of approximately $2.0 million. We vigorously disagree with this assertion and are prepared to defend ourselves in this matter.

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893), Registration Statement on Form F-3 (File No. 333-274882), Registration Statement on Form F-3 (File No. 333-284423) and Registration Statement on Form S-8 (File No. 333-264089).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: March 28, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer